SECURITIES AND EXCHANGE COMMISSION


                           WASHINGTON, D.C.


                              FORM U-57


            NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                  Filed Under Section 33(a) of the

          Public Utility Holding Company Act of 1935, as amended


                       LUZ DEL SUR S.A.A.
                 (Name of Foreign Utility Company)


                               by


                          SEMPRA ENERGY
                     (Name of Filing Company)



     The Commission is requested to mail copies of all communications relating to this Notification to:

                           John R. Light
             Executive Vice President and General Counsel
                           Sempra Energy
                           101 Ash Street
                    San Diego, California 92101


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NOTIFICATION

Sempra Energy ("Sempra"), a California corporation and a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of both Southern California Gas Company ("SoCalGas"), a California corporation and a "public utility company" as that term is defined in the Holding Company Act, and San Diego Gas & Electric Company ("SDG&E"), a California corporation and also a "public utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of LUZ DEL SUR S.A.A., a Peruvian corporation ("Luz"), for the purpose of notifying the Commission that Luz is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

Sempra Energy International, a California corporation which is an indirect subsidiary of Sempra Energy, and PSEG Americas LTD., a Bermuda company which is an indirect subsidiary of PSEG Americas Inc., each have a 50% ownership interest in Peruvian Opportunity Company S.A., a Peruvian corporation ("POC").

On August 5, 1999, POC entered into a tender offer in the Peruvian stock market to purchase 27.2% of the shares of Luz. The purchases contemplated by the tender offer are expected to be completed on or about September 14, 1999.

On August 26, 1999, POC entered into a Stock Purchase Agreement, pursuant to which it agreed to purchase from Ontario Latin America Energy Limited and other parties ("Sellers"), 45% of the outstanding stock in Ontario Quinta A.V.V. Ontario Quinta A.V.V. holds 60% of the stock in Luz. The purchases contemplated in the Stock Purchase Agreement are expected to be consummated on or about September 15, 1999.

Luz either directly or through its subsidiaries and affiliates, holds various licenses from the Peruvian government to distribute electricity in and around the city of Lima, Peru.

Neither Luz nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Luz nor any of its subsidiary companies is a "public-utility company" operating in the United States of America as that such term is defined in the Holding Company Act.
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
ITEM I

NAME AND BUSINESS ADDRESS OF THE ENTITY CLAIMING FUCO STATUS:

Luz del Sur S.A.A.
Av. Canaval y Moreyra 380
San Isidro, Lima, Peru
DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE

LUZ DEL SUR -- Luz is a Peruvian company which distributes electricity to customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. Pursuant to its license, Luz serves an area equivalent to 3,000 square kilometers and serves approximately 690,000 customers. Luz's 1998 energy sales totaled approximately 3,329 GWh.

OWNERSHIP OF VOTING SECURITIES

Upon giving effect to the purchases contemplated by the Stock
Purchase Agreement and the tender offer, 82.5% of the stock of Luz will be owned by POC.

ITEM 2

DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES

Upon giving effect to the purchase contemplated in the Stock Purchase Agreement and tender offer, SoCalGas, SDG&E and PSE&G will be the only domestic associate public-utility companies, as that term is defined in Sec. 2 of the Holding Company Act, of Luz.

SoCalGas and SDG&E are subsidiaries of Sempra Energy. SoCalGas and SDG&E will pay no portion of the purchase price for Sempra Energy's interest in, and neither will itself have any interest in, Luz.

PSE&G is a direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G will pay no portion of the purchase price for its affiliate's interest in, and will itself have no interest in, Luz.

PSE&G is filing contemporaneously herewith a separate Form U-57 on behalf of Luz.

STATE COMMISSION CERTIFICATION

The certification of the California Public Utilities Commission (the only state commission with jurisdiction over the retail rates of SoCalGas and SDG&E) required by Section 33(a)(2) of the Holding Company Act have been filed as to SoCalGas and SDG&E as exhibits to the Form U-57 filed on August 1, 1997 on behalf of Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. by Enova Corporation and Pacific Enterprises (subsidiaries of Sempra Energy).




The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                       SEMPRA ENERGY


                       By:  /s/ John R. Light
                                   ----------------------------------------
                         John R. Light
                         Executive Vice President and General Counsel
                         Sempra Energy

September 14, 1999


























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